Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: Penumbra, Inc.

Commission File No.: 001-37557

Date: January 20, 2026

This filing contains the following communications relating to the entry by Boston Scientific Corporation (the Company”) into a definitive agreement to acquire Penumbra, Inc., a Delaware corporation (“Penumbra”):

1. A news article published by The Minnesota Star Tribune on January 17, 2026.

A big acquisition decades ago almost broke Boston Scientific. Its CEO says this time is different.

Boston Scientific, which is growing in Minnesota, is buying California’s Penumbra for $14.5 billion. CEO Mike Mahoney said the deal makes his company a neurovascular leader.

By Victor Stefanescu

The Minnesota Star Tribune

January 17, 2026 at 7:00AM

Boston Scientific campus in Arden Hills Feb. 28, 2025. (Renée Jones Schneider/The Minnesota Star Tribune)

Boston Scientific’s last mega-deal didn’t go so well.

The medtech company with a large Minnesota presence acquired Arden Hills’ Guidant for $27 billion in 2006. This triggered years of legal challenges and deflated financial results.

CEO Mike Mahoney said Jan. 16 that this year’s planned blockbuster purchase of Penumbra, announced the day before for $14.5 billion in cash and stock, “couldn’t be more different.”

“Over the last 14 years, we’ve done about 50 acquisitions of varying sizes, and our team is very good at integrating companies,” Mahoney said in the interview.

The acquisition, which Boston Scientific expects to close sometime this year, adds to the company’s cardiovascular portfolio and provides it something lost in the years following the Guidant acquisition: a solid portfolio of neurovascular devices that treat problems in the blood vessels in the brain.

Penumbra, Mahoney said, provides Boston Scientific a suite of “life-saving, life-changing procedures” treating maladies such as stroke-causing blood clots in the brain and pulmonary embolism clots in the lungs.

The deal, which adds a division to Boston Scientific, is a big change for the company at a time when its explosive stock growth has cooled. While shares dropped nearly 6% in the days after the deal was announced, analysts are optimistic that it can fuel growth.

“Penumbra is a truly compelling and exciting acquisition for BSX,” Stifel analysts led by Rick Wise said in an investors’ note. “It accelerates sales growth, expands the [company’s total addressable market], and on the surface, it appears to be an excellent operational and cultural fit.”

Boston Scientific Corp. CEO Mike Mahoney in 2024. (Star Tribune/The Minnesota Star Tribune)

Boston Scientific and Penumbra kept the deal under wraps throughout the negotiations.

J.P. Morgan analyst Robbie Marcus joked during an investor call Thursday that the two companies’ chief executives could become actors because they “did an excellent job making sure nobody knew about the deal, including with a Penumbra dinner” during a recent health care conference.

Mahoney said he kept talks “as quiet as possible” because a leak could have jeopardized the deal. While Boston Scientific has bought a handful of companies for more than $1 billion in recent years, the Penumbra acquisition would be the first to stretch above $10 billion since the Guidant deal.

The company agreed to pay the $14.5 billion using 73% cash and and 27% stock, the Stifel analysts said. Mahoney said the company’s balance sheet is strong enough to fund Penumbra.

Conditions were different in 2006. Mahoney said Boston Scientific was financially weaker and inexperienced at executing acquisitions when it bought Guidant, which it purchased after a bidding war with Johnson & Johnson. Needing cash, it sold its neurovascular division to Stryker in early 2011 for $1.5 billion.

Since Mahoney’s tenure as CEO began in 2012, it has returned to revenue growth, with its Minnesota footprint expanding. The company recently received Maple Grove Planning Commission approval for a 300,000-square-foot expansion to its brand new building visible from Interstate 94.

Mahoney said he has always liked the neurovascular market, as it falls right in line with the company’s portfolio. Neurovascular procedures fix issues affecting nerves, blood vessels and the brain. Boston Scientific already has businesses treating brain conditions, as well as heart and blood maladies — the latter division is largely Minnesota-based.

Boston Scientific has a stronger global footprint than Penumbra, the CEO said, allowing it to scale the business in Europe, China, Japan and the Middle East.

J.P. Morgan analysts, led by Marcus, agreed in an investor note that the deal allows Penumbra’s portfolio to “globalize.” They added that it gives Boston Scientific access to fast-growing markets and the ability to sell complementary products together.

Mahoney said: “They’re in different markets ... but there’s complementary products around them.”

The J.P. Morgan analysts said the deal may make Boston Scientific’s long-range plan of sustained organic sales growth of 10% and up “more achievable and much more durable.”

Some investors, the analysts continued, might worry the deal departs from the Boston Scientific’s mergers and acquisitions philosophy focusing on smaller acquisitions targeting individual products. But the J.P. Morgan team opined that “Boston Scientific is getting an excellent asset.”

Penumbra expects 2025 revenue of roughly $1.4 billion, growing by more than 17% compared with 2024. Boston Scientific expects the deal price to slightly dilute profits in the first full year following its close, and then become neutral to slightly beneficial in the second year and more beneficial after that.

“We re-enter in, really, a position of strength,” Mahoney said about Penumbra’s market. “There’s options to buy smaller companies. But we wanted to come in as a leader.”

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words. These forward-looking statements are based on our beliefs, assumptions and estimates using information available to us at the time and are not intended to be guarantees of future events or performance. These forward-looking statements include, among other things, statements regarding the financial and business impact of the Transaction and anticipated benefits of the Transaction, the closing of the Transaction and the timing thereof, business plans and strategy, product launches and product performance and impact, clinical programs, and expected financial results. If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements. These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this communication. As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: economic conditions, including the impact of foreign currency fluctuations; future U.S. and global political, competitive,

reimbursement and regulatory conditions, including changing trade and tariff policies; geopolitical events; manufacturing, distribution and supply chain disruptions and cost increases; disruptions caused by cybersecurity events; disruptions caused by public health emergencies or extreme weather or other climate change-related events; labor shortages and increases in labor costs; variations in outcomes of ongoing and future clinical trials and market studies; new product introductions; expected procedural volumes; the closing and integration of acquisitions, including the ability to achieve the anticipated benefits of the proposed transaction and successfully integrate Penumbra’s operations; business disruptions (including disruptions in relationships with employees, customers or suppliers) following the announcement and/or closing of the proposed Transaction; demographic trends; intellectual property; litigation; financial market conditions; future business decisions made by us and our competitors; the conditions to the completion of the proposed Transaction, including the receipt of the required regulatory approvals and clearances, may not be satisfied at all or in a timely manner; and the closing of the proposed Transaction may not occur or may be delayed. All of these factors are difficult or impossible to predict accurately and many of them are beyond our control. For a further list and description of these and other important risks and uncertainties that may affect each of the Company’s and Penumbra’s businesses and future operations, see Part I, Item 1A - Risk Factors in the Company’s and Penumbra’s respective most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, which may be updated in Part II, Item 1A - Risk Factors in Quarterly Reports on Form 10-Q each company has filed or will file hereafter.

The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements, except as required by law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Important Information and Where to Find It

In connection with the proposed Transaction, the Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a proxy statement/prospectus (the “Proxy Statement/Prospectus”) for the stockholders of Penumbra, and Penumbra will mail the Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company and/or Penumbra may file with the SEC in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY THE COMPANY OR Penumbra WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the Company and/or Penumbra through the website maintained by the SEC at www.sec.gov. Security holders will be able to obtain free copies of the documents filed by the Company with the SEC on the Company’s website at investors.bostonscientific.com/ or by contacting Company Investor Relations at BSXInvestorRelations@bsci.com, or by calling 508-683-4479. Security holders will also be able to obtain free copies of the documents filed by Penumbra with the SEC on Penumbra’s website at https://www.penumbrainc.com/investors/sec-filings/ or by contacting Penumbra Investor Relations at investors@penumbrainc.com.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Penumbra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Penumbra’s stockholders in connection with the proposed Transaction. Information regarding the Company’s directors and executive officers, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when they are filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov or by accessing the Investor Relations section of the Company’s website at investors.bostonscientific.com/.

Information regarding the Company’s directors and executive officers is contained in the sections entitled “Election of Directors” and “Securities Ownership of Director and Executive Officers” included in the Company’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on March 19, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000017/bsx-20250319.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000011/bsx-20241231.htm), in the Company’s Form 8-K filed on April 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000024/bsx-20250418.htm), in the Company’s Form 8-K filed on September 4, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000043/bsx-20250829.htm), and in the Company’s Form 8-K filed on October 23, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/885725/000088572525000048/bsx-20251022.htm). To the extent holdings of the Company’s securities by the directors and executive officers of the Company have changed from the amounts of securities of the Company held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding Penumbra’s directors and executive officers is contained in the sections entitled “Proposal No. 1:

Election of Directors”, “Information Regarding the Board of Directors and Corporate Governance”, and “Other Information Related to Penumbra, Its Directors and Executive Officers” included in Penumbra’s proxy statement for its 2025 annual meeting of stockholders, which was filed with the SEC on April 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000074/pen-20250416.htm), in the section entitled “Directors, Executive Officers and Corporate Governance” included in Penumbra’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 18, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000012/pen-20241231.htm) and in Penumbra’s Form 8-Km filed on August 27, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1321732/000132173225000101/pen-20250822.htm). To the extent holdings of Penubra’s securities by the directors and executive officers of Penumbra have changed from the amounts of securities of Penumbra held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC.